# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Alaunos Therapeutics, Inc., CIK 0001107421
CUSIP: 98973P309
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 2617 Bissonnet Street, Suite 225, Houston, Texas (TX), 77005
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001567619-18-006847
Filed by CIK 0001514334

## Reporting persons
- MSD Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- MSD Credit Opportunity Master Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Gregg R. Lemkau: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Alaunos Therapeutics, Inc.
Address of issuer's principal executive offices: 2617 Bissonnet Street, Suite 225, Houston, TX 77005

## Item 2. Person Filing
Name of person filing:
This Amendment No. 5 to Schedule 13G ("Amendment No.5") is being jointly filed by and on behalf of each of MSD Partners, L.P. ("MSD Partners"), MSD Credit Opportunity Master Fund, L.P. ("MSD Credit Opportunity Master Fund") and Gregg R. Lemkau.

MSD Partners is the investment manager of, and may be deemed to beneficially own securities beneficially owned by, MSD Credit Opportunity Master Fund. MSD Partners (GP), LLC ("MSD GP") is the general partner of, and may be deemed to beneficially own securities beneficially owned by, MSD Partners. Gregg R. Lemkau maintains investment discretion over this investment and therefore may be deemed to beneficially own securities beneficially owned by MSD GP.

The Reporting Persons have entered into a Joint Filing Agreement, dated February 13, 2025, a copy of which is filed with this Amendment No. 5 as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Neither the filing of this statement nor anything herein shall be construed as an admission that any person other than the Reporting Persons is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.
Address of principal business office or, if none, residence: The address of the principal business office of MSD Partners, MSD Credit Opportunity Master Fund and Mr. Lemkau is One Vanderbilt Avenue, 26th Floor, New York, New York 10017.
Citizenship: MSD Partners is organized as a limited partnership under the laws of the State of Delaware. MSD Credit Opportunity Master Fund is a limited partnership organized under the laws of the Cayman Islands. Mr. Lemkau is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
MSD Partners - 0
MSD Credit Opportunity Master Fund - 0
MSD GP - 0
Gregg R. Lemkau - 0
Percent of class:
MSD Partners - 0%
MSD Credit Opportunity Master Fund - 0%
MSD GP - 0%
Gregg R. Lemkau - 0%
Sole power to vote or to direct the vote:
MSD Partners - 0
MSD Credit Opportunity Master Fund - 0
MSD GP - 0
Gregg R. Lemkau - 0
Shared power to vote or to direct the vote:
MSD Partners - 0
MSD Credit Opportunity Master Fund - 0
MSD GP - 0
Gregg R. Lemkau - 0
Sole power to dispose or to direct the disposition:
MSD Partners - 0
MSD Credit Opportunity Master Fund - 0
MSD GP - 0
Gregg R. Lemkau - 0
Shared power to dispose or to direct the disposition:
MSD Partners - 0
MSD Credit Opportunity Master Fund - 0
MSD GP - 0
Gregg R. Lemkau - 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit Description of Exhibit
99.1 Joint Filing Agreement dated February 13, 2025

## Signatures
- MSD Partners, L.P.: /s/ Robert K. Simonds, Robert K. Simonds/Authorized Signatory of MSD Partners (GP), LLC, its General Partner (02/13/2025)
- MSD Credit Opportunity Master Fund, L.P.: /s/ Robert K. Simonds, Robert K. Simonds/Authorized Signatory of MSD Partners (GP), LLC, the General Partner of MSD Partners, L.P., its Investment Manager (02/13/2025)
- Gregg R. Lemkau: /s/ Gregg R. Lemkau, Gregg R. Lemkau (02/13/2025)